UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 21, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL HAS ATTENDED METAL EXPO’ 2011 ANNUAL EXHIBITION

Moscow, Russia — November 21, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports its participation in the 17th
International Industrial Exhibition Metal-Expo’ 2011, which was held at the
All-Russia Exhibition Center in Moscow on November 15-18, 2011.
650 organizations from Russia, the CIS, Europe, South-Eastern Asia, the Middle
East and the United States took part in the traditional steelworker forum. More than 4,000 representatives of various companies worked at the exhibition to welcome over 30,000 managers and specialists from different industries at their booths. Some 60 conferences, round tables, seminars and presentations were held within the exhibition’s framework.
Mechel’s enterprises won several top awards for developing and implementing modern technical equipment and technologies, and manufacturing new types of high-quality steel products. Beloretsk Metallurgical Plant won a gold medal for implementing the technology of producing B-500C-grade reinforcing welded ribbed bar for reinforcing concrete structures and a silver medal for implementing the technology of producing welded light wire with special coating. Chelyabinsk
Metallurgical Plant won a gold medal for developing and implementing the method of smelting, out-of-furnace processing and casting low-carbon steel with silicon content of up to 0.03% using a concaster. Urals Stampings Plant became the exhibition’s laureate for developing and implementing the technology of producing small-section forged bars made of structural and tool stainless steel as well as heat-resistant steels and alloys.
Mechel’s integrated corporate booth showcased the products of the Group’s
Russian steel and hardware plants, including Chelyabinsk Metallurgical Plant,
Izhstal, Beloretsk Metallurgical Plant, Urals Stampings Plant and Vyartsilya
Metal Products Plant. For the first time the booth represented the Group’s
Romanian-based assets — Mechel Targoviste, Mechel Campia Turzii, Laminorul
Braila and Ductil Steel.
Representatives of Mechel OAO steel division (Mechel Steel Management Company
OOO) as well as representatives of subsidiaries of Mechel Service Global,
Mechel’s international steel trading holding, manned the exposition booth. A total of some 120 representatives of Mechel and its enterprises worked at the exposition.
The exhibition’s visitors showed great interest in the showcased products as hardware, rolled and flat steel, forgings and stampings. Products of Mechel’s
Romanian enterprises were a particular success.
The company was awarded a diploma for professional presentation of services and goods and a trophy for the best exposition.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: November 21, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO